UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31337

CANTEL MEDICAL LLC

(Exact name of registrant as specified in its charter)

150 Clove Road, Little Falls, New Jersey 07424

(973) 890-7220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*

Explanatory Note: On June 2, 2021, Cantel Medical LLC (formerly known as Cantel Medical Corp.), a Delaware limited liability company (the “Company”), completed a series of transactions whereby the Company ultimately became an indirect and wholly-owned subsidiary of STERIS plc, a company incorporated under the laws of Ireland.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cantel Medical LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cantel Medical LLC

Date June 14, 2021	By:	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	President